THE REAL BROKERAGE INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE

HELD ON APRIL 20, 2021

AND

MANAGEMENT INFORMATION CIRCULAR

DATED MARCH 17, 2021

THE REAL BROKERAGE INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TUESDAY, APRIL 20, 2021

TAKE NOTICE THAT an annual general meeting (the “Meeting”) of the shareholders of The Real Brokerage Inc. (the “Company”) will be held at 133 Richmond Street West, Suite 302, Toronto, Ontario on Tuesday, April 20, 2021 at 10:00 a.m. (Toronto time) for the following purposes:

1. to receive the audited financial statements of the Company for the year end dated December 31, 2020 and the accompanying report of the auditors;

2. to fix the number of directors of the Company at six (6);

3. to elect the directors of the Company to serve until the close of the next annual general meeting of shareholders of the Company or until their successors are elected or appointed;

4. to appoint auditors of the Company for the ensuing year, as more fully described in the management information circular (the “Management Information Circular”) accompanying this Notice; and

5. to transact such other business as may be properly brought before the Meeting or any postponement or adjournment thereof.

Information relating to the items above is set forth in the Management Information Circular.

Only shareholders of record as of March 16, 2021, the record date, are entitled to notice of the Meeting and to vote at the Meeting and at any adjournment or postponement thereof.

With respect to the current COVID-19 outbreak, Real asks that, in considering whether to attend the meeting in person, shareholders follow the instructions of the Public Health Agency of Canada (https://www.canada.ca/en/public-health/services/diseases/2019-novel-coronavirus-infection.html)

Real strongly encourages shareholders not to attend the Meeting in person and instead to vote their shares by proxy. Any person who is experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing or has travelled in the 14 days prior to the Meeting will not be permitted entry into the Meeting. Real may take additional precautionary measures in relation to the Meeting in response to further developments in the COVID-19 outbreak in its sole discretion.

SHAREHOLDERS MAY CONFERENCE INTO THE MEETING BY ZOOM (BUT WILL NOT BE PERMITTED TO VOTE OVER ZOOM IN THIS MANNER) AT:

https://gowlingwlgca.zoom.us/j/93075274865?pwd=aGhITXViaFZEbEhGZWx2NVhqNktkZz09

Meeting ID: 930 7527 4865

Password: 459939

or join by phone by calling one of the below numbers and entering the meeting ID.

Canada: +1 855 703 8985

United States: +1 877 853 5247

Additional international numbers are available at https://gowlingwlgca.zoom.us/u/acT7qVv117

DISCLAIMER

ANY PERSON WHO ATTENDS THE MEETING IN PERSON DOES SO AT HIS OR HER OWN RISK AND BY ATTENDING THE MEETING IN PERSON, SUCH PERSON ACKNOWLEDGES AND AGREES THAT THE COMPANY AND THE DIRECTORS, OFFICERS AND AGENTS THEREOF ARE NOT LIABLE TO THE PERSON FOR ANY ILLNESSES OR OTHER ADVERSE REACTIONS THAT MAY RESULT FROM SUCH PERSON’S ATTENDANCE AT THE MEETING. ANY PERSON WHO ATTEMPTS TO ENTER THE MEETING BUT IS DENIED ENTRY ACKNOWLEDGES AND AGREES THAT HE, SHE OR IT SHALL HAVE NO CLAIM AGAINST THE COMPANY OR ITS DIRECTORS, OFFICERS OR AGENTS FOR SUCH DENIAL OF ENTRY INTO THE MEETING.

Despite the foregoing, it is desirable that as many common shares of the Company (the “Common Shares”) as possible be represented at the Meeting. If you do not expect to attend in person and would like your Common Shares represented, please complete the enclosed form of proxy (the “Instrument of Proxy”) and return it as soon as possible in the envelope provided for that purpose. To be valid, all Instruments of Proxy must be deposited at the office of the Registrar and Transfer Agent of the Company, Computershare Investor Services Inc., at its principal office at 100 University Ave, Toronto, Ontario M5J 2Y1 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any postponement or adjournment thereof. Late Instruments of Proxy may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late Instruments of Proxy.

DATED at Toronto, Ontario this 17th day of March, 2021.

By Order of the Board of Directors of The Real Brokerage Inc.

(signed) “Tamir Poleg”
Tamir Poleg
Chief Executive Officer

GLOSSARY OF DEFINED TERMS

The following is a glossary of certain terms used in this Circular. Words below importing the singular, where the context requires, include the plural and vice versa, and words importing any gender include all genders. All dollar amounts herein are in Canadian dollars, unless otherwise stated.

“Audit Committee” means the audit committee of the Board of the Company.

“Beneficial Ownership Requirement” has the meaning giving to it in the Investor Rights Agreement.

“Board” means the board of directors of the Company.

“Circular” or “Management Information Circular” means this management information circular of the Company dated March 17, 2021 and all documents attached to or incorporated by reference into the Circular.

“Committee” means a committee of the Board to which responsibility of the RSU Plan have been delegated, or if no such committee is appointed, the Board itself.

“Common Shares” or “Shares” means the common shares in the authorized share structure of the Company.

“Company” or “Corporation” means The Real Brokerage Inc.

“Compensation Committee” means the compensation committee of the Board of the Company.

“Exchange” or “TSXV” means the TSX Venture Exchange.

“Insider” means insider as defined in the Policies of the TSXV, the Securities Act (British Columbia), RSBC 1996, c.418, or other securities legislation applicable to the Company.

“Insight Partners” means certain funds affiliated with Insight Holdings Group, LLC, in particular Insight Partners XI, L.P.; Insight Partners (Cayman) XI, L.P.; Insight Partners XI (Co-Investors), L.P.; Insight Partners XI (Co-Investors) (B), L.P.; Insight Partners (Delaware) XI, L.P.; and Insight Partners (EU) XI, S.C.Sp.

“Investor Director Designee” means the appointed director to the Board by Insight Partners pursuant to the Investor Rights Agreement.

“Investor Rights Agreement” means the agreement between the Company, REAL PIPE, LLC and Insight Partners dated December 2, 2020.

“Meeting” means the annual meeting of the Shareholders of the Company on April 20, 2021 and any adjournment or postponement thereof.

“NEOs” or “Named Executive Officers” has the meaning given to it under Executive Compensation.

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations.

“NI 52-110” means National Instrument 52-110 - Audit Committees.

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices.

“Notice” means the notice of annual general meeting of Shareholders.

“Option” means stock options of the Company issued under the Company’s Stock Option Plan.

“Participant” means an eligible employee, director, or consultant of the Company or a subsidiary (or in the case of a consultant, also of a related entity) to whom RSUs are granted under the RSU Plan.

“Qualifying Transaction” means the transaction whereby the Company completed a reverse takeover of Real Technology Broker Ltd. pursuant to Exchange Policy 2.2 - Capital Pool Companies.

“REAL PIPE, LLC” means the Company’s subsidiary, a Delaware Limited Liability Company.

“Record Date” means March 16, 2021.

“RSU Plan” means the restricted share unit plan of the Company as approved by the Shareholders at the Company’s annual general and special meeting held on August 20, 2020.

“RSUs” mean restricted share units issuable under the RSU Plan.

“Securities Based Compensation Arrangement” or “Securities Based Compensation Arrangements” means the Company’s Stock Option Plan and RSU Plan.

“Shareholders” means the holders of the Common Shares.

“Stock Option Plan” means the Stock Option Plan of the Company as approved by the Board and as ratified by the Shareholders at the annual and special general meeting of Shareholders held on August 20, 2020.

THE REAL BROKERAGE INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (this “Management Information Circular”) is provided in connection with the solicitation of proxies by management of The Real Brokerage Inc. (“Real” or the “Company”) for use at the Annual General Meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) in the authorized share structure of the Company. The Meeting will be held on Tuesday, April 20, 2021 at 10:00 a.m. (Toronto time) at 133 Richmond Street West, Suite 302, Toronto, Ontario, or at such other time or place to which the Meeting may be adjourned, for the purposes set forth in the notice of annual general meeting (the “Notice”) accompanying this Management Information Circular.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other means of electronic communication. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Company.

These securityholder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings or securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Accompanying this Management Information Circular (and filed with applicable securities regulatory authorities) is a form of proxy (“Instrument of Proxy”) for use at the Meeting. Each Shareholder who is entitled to attend at Shareholders’ meetings is encouraged to participate in the Meeting and Shareholders are urged to vote on matters to be considered in person or by proxy.

Unless otherwise stated, the information contained in this Management Information Circular is given as of March 17, 2021 (the “Effective Date”).

All time references in this Management Information Circular are in Eastern Daylight Time (Toronto time).

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of a Proxy

Those Shareholders who wish to be represented at the Meeting by proxy must complete and deliver a proper Instrument of Proxy to Computershare Investor Services Inc. (the “Transfer Agent”) either in person, or by mail or courier, to 100 University Ave., Toronto, Ontario, M5J 2Y1.

The persons named as proxyholders in the Instrument of Proxy accompanying this Management Information Circular are directors or officers of the Company and are representatives of the Company’s management for the Meeting. A Shareholder who wishes to appoint some other person (who need not be a Shareholder) as his, her or its representative at the Meeting may do so by either: (i) crossing out the names of the management nominees AND legibly printing the other person’s name in the blank space provided in the accompanying Instrument of Proxy; or (ii) completing another valid Instrument of Proxy. In either case, the completed Instrument of Proxy must be delivered to the Transfer Agent, at the place and within the time specified herein for the deposit of proxies. A Shareholder who appoints a proxy who is someone other than the management representatives named in the Instrument of Proxy should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy, and provide instructions on how the Common Shares are to be voted. The nominee should bring personal identification to the Meeting. In any case, the Instrument of Proxy should be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Instrument of Proxy).

In order to validly appoint a proxy, Instruments of Proxy must be received by the Transfer Agent (the address is stated above or in the Instrument of Proxy) at least 48 hours prior to the Meeting or any adjournment or postponement thereof. After such time, the chairman of the Meeting may accept or reject an Instrument of Proxy delivered to him in his discretion but is under no obligation to accept or reject any particular late Instrument of Proxy.

Revoking a Proxy

A Shareholder who has validly given a proxy may revoke it for any matter upon which a vote has not already been cast by the proxyholder appointed therein. In addition to revocation in any other manner permitted by law, a proxy may be revoked with an instrument in writing signed and delivered to either the registered office of the Company or the Transfer Agent, 100 University Ave, Toronto, Ontario M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any postponement or adjournment thereof at which the Instrument of Proxy is to be used, or deposited with the chairman of such Meeting on the day of the Meeting, or any postponement or adjournment thereof. The document used to revoke a proxy must be in writing and completed and signed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

Also, a Shareholder who has given a proxy may attend the Meeting in person (or where the Shareholder is a corporation, its authorized representative may attend), revoke the proxy (by indicating such intention to the chairman before the proxy is exercised) and vote in person (or withhold from voting).

Signature on Proxies

The Instrument of Proxy must be executed by the Shareholder or his or her duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer whose title must be indicated. A Instrument of Proxy signed by a person acting as attorney or in some other representative capacity should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Company).

Voting of Proxies

Each Shareholder may instruct their proxy how to vote his or her Common Shares by completing the blanks on the Instrument of Proxy.

The Common Shares represented by the enclosed Instrument of Proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such Common Shares will be voted IN FAVOUR OF PASSING THE RESOLUTIONS DESCRIBED IN THE INSTRUMENT OF PROXY AND BELOW. If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the accompanying Instrument of Proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. Unless otherwise stated, the Common Shares represented by a valid Instrument of Proxy will be voted in favour of the election of nominees set forth in this Management Information Circular except where a vacancy among such nominees occurs prior to the Meeting, in which case, such Common Shares may be voted in favour of another nominee in the proxyholder’s discretion. As at the Effective Date, management of the Company knows of no such amendments or variations or other matters to come before the Meeting.

Advice to Beneficial Shareholders

The information set forth in this section is of importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Management Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders who are registered Shareholders (that is, Shareholders whose names appear on the records maintained by the registrar and Transfer Agent for the Common Shares as registered holders of Common Shares) will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The voting instruction form supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“BFS”) in Canada. BFS typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to BFS, or otherwise communicate voting instructions to BFS (by way of the Internet or telephone, for example). BFS then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a BFS voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to BFS (or instructions respecting the voting of Common Shares must otherwise be communicated to BFS) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, CDS & Co. or another intermediary, the Beneficial Shareholder may attend the Meeting as proxyholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder, should enter their own names in the blank space on the voting instruction form provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice are to registered Shareholders unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Shareholders of record as of March 16, 2021 (the “Record Date”) are entitled to receive notice and attend and vote at the Meeting. As at the Record Date, the Company had 143,334,243 issued and outstanding Common Shares. The Common Shares are the only voting shares of the Company.

To the knowledge of the directors and officers of the Company, as at the Record Date, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares except as stated below.

	Aggregate	Percentage of
	Number of	Outstanding
Name	Common Shares	Common Shares
Magma Venture Capital IV	24,498,927(1)	17.09%
Management LP
Guy Gamzu	17,920,830(2)	12.50%

Notes:

(1) Comprised of 23,827,154 Common Shares held by Magma Venture Capital IV LP and 671,773 Common Shares held by Magma Venture Capital IV CEO Fund LP, limited partnerships of which Magma Venture Capital IV Management LP is the general partner.

(2) Comprised of 16,660,455 Common Shares held by Cubit Investments Ltd., a company beneficially owned by Mr. Gamzu and 1,260,375 Common Shares held by Mr. Gamzu personally.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No directors or officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any one of them, is or was indebted, directly or indirectly, to the Company or its subsidiaries at any time since the beginning of the financial period ended December 31, 2020.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or officer of the Company, nor any proposed nominee for election as a director of the Company, nor any other Insider of the Company, nor any associate or affiliate of any one of them, has or has had, at any time since the beginning of the financial period ended December 31, 2020, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Management Information Circular, no director or senior officer of the Company, nor any proposed nominee for election as a director of the Company, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

EXECUTIVE COMPENSATION

Under applicable securities legislation, the Company is required to disclose certain financial and other information relating to the compensation of the Chief Executive Officer, the Chief Financial Officer and the most highly compensated executive officer of the Company as at the date of this Circular whose total compensation was more than $150,000 for the financial year of the Company ended December 31, 2020, other than the Chief Executive Officer and Chief Financial Officer (collectively the “Named Executive Officers”), and for the directors of the Company.

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6V – Statement of Executive Compensation – Venture Issuers (“Form 51-102F6V”) under National Instrument 51-102 – Continuous Disclosure Obligations) (“NI 51-102”) sets out all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the two most recently completed financial years of the Company ended December 31, 2020 and December 31, 2019, in respect of the Named Executive Officers as well as the directors of the Company.

Table of compensation excluding compensation securities(1)
		Salary,
		consulting
		fee, retainer,		Committee		Value of all
		or		or meeting	Value of	other	Total
Name and		commission	Bonus	fees	perquisites	compensation	compensation
position	Year	($)	($)	($)	($)	($)	($)
Tamir Poleg
CEO and	2020	175,000	81,572	Nil	Nil	Nil	256,572
Director	2019	Nil	Nil	Nil	Nil	Nil	Nil
Michelle
Ressler	2020	68,889	15,000	Nil	Nil	Nil	83,889
CFO	2019	Nil	Nil	Nil	Nil	Nil	Nil
Guy Gamzu	2020	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	Nil	Nil	Nil	Nil	Nil	Nil
Larry Klane	2020	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	Nil	Nil	Nil	Nil	Nil	Nil
Atul Malhotra
Jr.	2020	Nil	Nil	Nil	Nil	Nil	Nil
Director(2)
Laurence
Rose	2020	Nil	Nil	Nil	Nil	Nil	Nil
Past CEO,	2019	Nil	Nil	Nil	Nil	Nil	Nil
and Director(3)
Philip Porat	2020	Nil	Nil	Nil	Nil	Nil	Nil
Past CFO(4)	2019	Nil	Nil	Nil	Nil	Nil	Nil
Daniel
Goodman	2020	Nil	Nil	Nil	Nil	Nil	Nil
Past Director(5)	2019	Nil	Nil	Nil	Nil	Nil	Nil
Alan Simpson	2020	Nil	Nil	Nil	Nil	Nil	Nil
Past Director(6)	2019	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) The amounts reported in this table are in United States dollars, the currency used in the Company’s financial statements.

(2) Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement and was appointed to the Board on December 2, 2020.

(3) Laurence Rose served as CEO of the Company until completion of the Qualifying Transaction on June 5, 2020. Mr. Rose remained as a director of the Company after the Qualifying Transaction but did not receive any monetary compensation as a director.

(4) Philip Porat served as CFO of the Company until completion of the Qualifying Transaction on June 5, 2020.

(5) Daniel Goodman was a director prior to the Qualifying Transaction completed on June 5, 2020.

(6) Alan Simpson was a director prior to the Qualifying Transaction completed on June 5, 2020.

Stock Options and Other Compensation Securities

There were 8,725,287 Options and no RSUs granted or issued to directors of the Company during the financial year ended December 31, 2020 for services provided or to be provided, directly or indirectly, to the Company.

The following table (presented in accordance with Form 51-102F6V) sets forth for each director and NEO all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Name and	Type of	Compensation	Date of	Issue,	Closing	Closing	Expiry Date
Position	Compensation	Securities	Grant	Conversion	Price per	price of
		(#)		or Exercise	Security on	Security or
				Price ($)	Date of	Underlying
					Grant	Security at
					($)	Year End ($)

Tamir Poleg CEO and Director	Options	3,552,735	7/26/2019	0.0251 USD	Nil	1.18 CAD	1/20/2026

	Options	280,638	6/17/2020	0.0765 USD	0.060 CAD	1.18 CAD	4/18/2028

	Options	4,000,000	6/17/2020	0.027 CAD	0.060 CAD	1.18 CAD	6/17/2030

Michelle Ressler CFO	Options	120,000	8/24/2020	0.095 CAD	0.095 CAD	1.18 CAD	8/24/2030

Guy Gamzu	Options	280,637	6/05/2020	0.0765 USD	0.060 CAD	1.18 CAD	4/18/2028
Director

Larry Klane	Options	280,637	6/05/2020	0.0765 USD	0.060 CAD	1.18 CAD	4/18/2028
Director

Atul Malhotra	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jr.
Director

Laurence	Options	280,637	6/05/2020	0.0765 USD	0.060 CAD	1.18 CAD	4/18/2028
Rose
Past CEO
and Director

The following table (presented in accordance with Form 51-102F6V) sets forth for each director and NEO all awards exercised at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Name and	Type of	Securities	Exercise	Date of	Closing	Difference	Total Value on
Position	Compensation	Acquired on	Price Per	Exercise	Price per	Between	Exercise Date
	Security	Exercise	Security		Security on	Exercise	($)
		(#)	($)		Date of	Price and
					Exercise	Closing
					($)	Price on
Date of
Exercise
($)
Laurence	Options	225,000	0.10	06//23/2020	0.55	0.45	101,250
Rose
Past CEO,
and Director

Stock Option Plans and Restricted Share Unit Plan

The Stock Option Plan and RSU Plan comprises the Company’s only forms of security-based incentive compensation plans.

Stock Option Plan

The Company’s Stock Option Plan is a “fixed” stock option plan under the policies of the TSXV and the Company is authorized to grant Options of up to 20% of its issued and outstanding Common Shares at the date the Stock Option Plan was approved by its Shareholders. The Stock Option Plan was approved by the Shareholders at the Company’s annual general and special meeting held on August 20, 2020.

The purpose of the Stock Option Plan is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to acquire Common Shares, thereby increasing their proprietary interest in the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its business and affairs.

Under the terms of the Stock Option Plan, a maximum of 28,267,516 Common Shares (representing approximately 20% of the issued and outstanding Common Shares as at August 20, 2020) are reserved for issuance. Under the Stock Option Plan, as Options are granted, the number of Options available for future grants is reduced by an amount equal to the number of Options granted. As of the date of this Circular, 9,464,091 Common Shares remain available for issuance under the Stock Option Plan, taking into account all Security Based Compensation Arrangements.

Management noted that the utilization of Options has been and will continue to be an important factor in attracting and keeping superior quality personnel. Management believes that, at this stage of the Company’s growth and development, it is imperative that the Company have sufficient flexibility in its incentive arrangements to permit it to compete with other entities in its industry which utilize share incentive options in hiring and retaining key personnel.

The following is a summary of the principal terms of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan which is set out in Schedule “C” to the Management Information Circular of the Company dated July 16, 2020. The Stock Option Plan is administered by the Board, which has full and final authority with respect to the granting of all Options thereunder subject to the requirements of the TSXV. Options may be granted under the Stock Option Plan to such directors, officers, employees or consultants of the Company and its affiliates, if any, as the Board may from time to time designate. Under the policies of the TSXV, Options granted under such a fixed plan are not required to have a vesting period, although the directors may continue to grant Options with vesting periods, as the circumstances require. The Stock Option Plan authorizes the Board to grant Options to the optionees (the “Optionee”) on the following terms (capitalized terms not defined herein have the meaning ascribed to them in the Stock Option Plan):

  If Options expire or otherwise terminate for any reason without having been exercised, the number of Common Shares in respect of the expired or terminated Options will again be available for the purposes of the Stock Option Plan.

  The Stock Option Plan may be terminated by the Board at any time, but such termination will not alter the terms or conditions of any Options awarded prior to the date of such termination. Any Options outstanding when the Stock Option Plan is terminated will remain in effect until they are exercised or expire or are otherwise terminated in accordance with the provisions of the Stock Option Plan.

  The Stock Option Plan provides that it is solely within the discretion of the Board to determine who should receive Options and in what amounts. The Board may issue a majority of the Options to Insiders of the Company. However, in no case will the issuance of Common Shares upon the exercise of Options granted under the Stock Option Plan result in:

i. The total number of Options awarded to any one individual in any twelve month period shall not exceed 5% of the issued and outstanding Shares of the Company at the Award Date (unless the Company has obtained disinterested Shareholder approval);

ii. The total number of Options awarded to any one Consultant for the Company shall not exceed 2% of the issued and outstanding Shares of the Company at the Award Date without consent being obtained from the Exchange; and

iii. The total number of Options awarded to all persons employed by the Company who perform Investor Relations Activities for the Company shall not exceed 2% of the issued and outstanding Shares of the Company, in any twelve month period, calculated at the Award Date without consent being obtained from the Exchange.

Options granted under the Option Plan will be for a term so fixed by the Board at the time the Option is awarded, provided that such date shall not exceed ten (10) years from the date of its grant. Unless the Company otherwise decides, in the event an Option Holder ceases to be a consultant or employee of the Company (other than by reason of death), vested Options will expire on the 90th day following the date the holder ceases to be an Employee (or on the 30th day in the case of an Optionee who is engaged in investor relations activities). In the case that the Option Holder ceases to be such as a result of termination for cause, the Expiry Date shall be the date the Option Holder ceases to be an Employee of the Company.

The Exercise Price shall be that price per Common Share, as determined by the Board in its sole discretion, and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, provided that it shall not be less than the closing price of the Company’s Shares traded through the facilities of the Exchange (or, if the Shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the Common Shares are listed or quoted for trading) on the day preceding the Award Date, less any discount permitted by the Exchange, or such other price as may be required or permitted by the Exchange.

In no case will an Option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the Option in question.

Options may not be assigned or transferred, and all Option Certificates will be so legended, provided however that the Personal Representatives of an Option Holder may exercise the Option within the Exercise Period. Common Shares will not be issued pursuant to Options granted under the Stock Option Plan until they have been fully paid for.

Upon a Change of Control (as that term is defined in the Option Plan), the Board may require that an Option granted under the Stock Option Plan may be exercised (whether or not such Option as vested) by the Optionee at any time up to an including the expiry time of the Option and the Board may require the acceleration of the time for exercise of the Option. Notwithstanding the foregoing, no acceleration of the vesting of Options held by Optionees performing Investor Relations Activities shall occur without the prior written consent of the Exchange.

Restricted Share Unit Plan

The Stock Option Plan of the Company requires that the addition of a deferred or restricted share unit or any other provision which results in participants under the Stock Option Plan receiving securities while no cash consideration is received by the Company requires the approval of the Board, the TSXV and the Shareholders of the Company.

Therefore, the RSU Plan was approved by the Shareholders at the Company’s annual general and special meeting held on August 20, 2020.

A summary of the material terms of the RSU Plan is set forth below. The summary information is qualified in its entirety by the full text of the RSU Plan, a copy of which is attached as Schedule “D” to the Management Information Circular of the Company dated July 16, 2020.

  Eligible Persons. The Board or the Committee may grant RSUs to directors, officers, employees or consultants of the Company or a subsidiary of the Company (the “Participants”), other than persons performing Investor Relations Activities, provided that the Board, together with such individuals or companies, are responsible for ensuring and confirming that such person is a bona fide Participant.

  Fixed Plan. The RSU Plan is a fixed plan, such that the aggregate number of Common Shares that may be issued pursuant to the RSU Plan shall not exceed 28,267,516 Common Shares, less the number of Shares issuable pursuant to all other Security Based Compensation Arrangements (including the Stock Option Plan). As of the date of this Circular, 9,464,091 Common Shares remain available for issuance under the RSU Plan, taking into account all Security Based Compensation Arrangements.

  Vesting. Each RSU will vest in such manner as determined by the Board or the Committee at the time of grant.

  Settlement of RSU’s. On the Vesting Date, the Company at its sole and absolute discretion have the option of settling the RSUs in cash (if applicable), Common Shares acquired by the Company on the TSXV or Common Shares to be issued from the treasury of the Company.

  Limitations. The RSU Plan includes the following additional limitations: (i) the number of Common Shares reserved for issuance to any one Participant retained as a consultant to provide services to the Company or its subsidiaries under all Security Based Compensation Arrangements in any 12 month period shall not exceed 2% of the issued and outstanding Common Shares; (ii) the number of Common Shares reserved for issuance to any one Participant under all Security Based Compensation Arrangements in any 12 month period will not exceed 5% of the issued and outstanding Common Shares; (iii) unless the Company has received disinterested Shareholder approval to do so, the number of Common Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares; and (iv) unless the Company has received disinterested Shareholder approval to do so the number of Common Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares.

  Ceasing to be a director, officer, employee or consultant. The RSU Plan provides that that if a Participant shall cease to be a director or officer of or be in the employ of, or a consultant or other Participant to, the Company or a subsidiary for any reason whatsoever including, without limitation, retirement, resignation or involuntary termination (with or without cause), as determined by the Board in its sole discretion, before all of the awards respecting RSUs credited to the Participant’s account have vested or are forfeited pursuant to any other provision hereof, (i) such Participant shall cease to be a Participant as of the forfeiture date, (ii) the former Participant shall forfeit all unvested awards respecting RSUs credited to the Participant’s account effective as at the forfeiture date, (iii) any award value corresponding to any vested RSUs remaining unpaid as of the forfeiture date shall be paid to the former Participant and (iv) the former Participant shall not be entitled to any further payment from the RSU Plan:

  Change of control. In the event of a Change of Control (as defined in the RSU Plan), the Board or the Committee shall have absolute discretion to determine if all issued and outstanding RSUs shall vest (whether or not then vested) upon the Change of Control and the vesting date shall be the date which is immediately prior to the time such Change of Control takes place, or at such earlier time as may be established by the Board or the Committee, in its absolute discretion, prior to the time such Change of Control takes place.

  Transferability. Except as required by law, the rights of a Participant hereunder are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

  Amendments The Board may amend the RSU Plan in any way, or discontinue the RSU Plan altogether, and may amend, in any way, any RSU granted under the RSU Plan at any time without the consent of a Participant, provided that such amendment shall not adversely alter or impair any RSU previously granted under the RSU Plan or any related RSU agreement, except as otherwise permitted under the RSU Plan. In addition, the Board may, by resolution, make any amendment to the RSU Plan or any RSU granted under it (together with any related RSU agreement) without Shareholder approval, provided however, that the Board will not be entitled to amend the RSU Plan or any RSU granted under it without Shareholder (disinterested Shareholder approval if applicable) and, if applicable, TSXV approval, in order to: (i) increase the maximum number of Common Shares issuable pursuant to the RSU Plan; (ii) cancel an RSU and subsequently issue to the holder of such RSU a new RSU in replacement thereof; (iii) extend the term of an RSU, but not beyond the Expiry Date; (iv) permit the assignment or transfer of an RSU other than as provided for in the RSU Plan; (v) add to the categories of persons eligible to participate in this Plan; or (vi) in any other circumstances where TSXV and Shareholder approval is required by the TSXV. Any renewal of this plan will be subject to disinterested Shareholder approval, and TSXV approval as applicable.

Employment, Consulting, and Management Agreements

Effective July 1, 2014, the Company entered into an agreement with Tamir Poleg to serve as CEO of the Company at an annual salary of $175,000 USD.

Effective October 15, 2020, the Company entered into an agreement with Michelle Ressler to serve as CFO of the Company at an annual salary of $160,000 USD.

Except as disclosed above, there were no other agreements or arrangements under which compensation was provided during the most recently completed financial year ended December 31, 2020 or is payable in respect of services provided to the Company or any of its subsidiaries that were performed by a director or NEO.

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis section of this Circular sets out the objectives of the Company’s executive compensation arrangements, the Company’s executive compensation philosophy and the application of this philosophy to the Company’s executive compensation arrangements. The Company has established the Compensation Committee, which has been granted the author and assigned the responsibility to review the compensation received by directors and NEOs. As at December 31, 2020, the Compensation Committee did not have a formal charter. The Compensation Committee adopted a charter in January 2021.

When determining the compensation arrangements for the NEOs and directors, the Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of Shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and Shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

The Compensation Committee is comprised of Guy Gamzu (Chair), Laurence Rose and Tamir Poleg, all of whom have experience that is relevant to their responsibilities.

Benchmarking

In determining the compensation level for each executive, the Compensation Committee looks at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement, the compensation paid by other companies in the same industry as the Company, and pay equity considerations.

Elements of Compensation

The compensation paid to directors and NEOs in any year consists of two primary components: base salary and equity participation through the Stock Option Plan and RSU Plan.

The Company believes that making a significant portion of the NEOs’ and directors’ compensation based on long-term incentives supports the Company’s executive compensation philosophy, as these forms of compensation allow those most accountable for the Company’s long-term success to acquire and hold the Company’s Common Shares. The key features of these two primary components of compensation are discussed below:

Base Salary

Base salary recognizes the value of an individual to the Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for the Named Executive Officers and directors are reviewed annually. Any change in the base salary of a Named Executive Officer or a director is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

Equity Participation

The Company provides long-term incentives to the NEOs and directors in the form of Options as part of its overall executive compensation strategy. The Compensation Committee believes that Option grants serve the Company’s executive compensation philosophy in several ways: they help attract, retain, and motivate talent; they align the interests of the Named Executive Officers and directors with those of the Shareholders by linking a specific portion of the officer’s total pay opportunity to share price; and they provide long-term accountability for NEOs and directors. The Company does not have any policies which permit or prohibit a NEOs or director to purchase financial instruments.

Pension Disclosure

There are no pension plan benefits in place for the Named Executive Officers or the directors of the Company.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the securities of the Company that are authorized for issuance under the equity compensation plans as at December 31, 2020.

Plan Category	Number of securities to be	Weighted-average exercise	Number of securities
	issued upon exercise of	price of outstanding	remaining available for
	outstanding options,	options, warrants and	future issuance under
	warrants and rights	rights	equity compensation plans
Equity compensation plans	14,408,777	$0.27	14,098,732(1)
approved by securityholders
Equity compensation plans	Nil	N/A	Nil
not approved by
securityholders
Total	14,408,777	$0.27	14,098,732(1)

Note:

(1) This figure is based on the total number of Common Shares authorized for issuance under the Stock Option Plan and RSU Plan, less the number of Options and RSUs outstanding as at the Company’s year ended December 31, 2020.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), the Company is required to include in this Management Information Circular the disclosure required under Form 52-110F2 with respect to the Audit Committee of the Board, including the composition of the Audit Committee, the text of the Audit Committee charter (attached hereto as Schedule “A”), and the fees paid to the external auditor. The Company is relying on the exemption provided in Section 6.1 of NI 52-110 as the Company is a “venture issuer”. As a result, the Company is exempt from the requirements of Part 3 (Composition of Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

Name	Independence(1)	Financial Literacy
Larry Klane (Chair)	Independent	Financially Literate
Tamir Poleg	Non-Independent	Financially Literate
Atul Malhotra Jr.	Independent	Financially Literate
Notes:
(1) The Company is a “venture issuer” for the purposes of NI 52-110. As such, the Company is exempt from the requirement to have the Audit Committee comprised entirely of independent members.

A majority of the members of the Audit Committee of the Company are not executive officers, employees or control persons of the Company or any of its affiliates. Upon the election of Vikki Bartholomae to the Board (See “Matters to be Considered at the Meeting – Election of Directors”), it is expected that the Audit Committee will be reconstituted to consist of Larry Klane (Chair), Atul Malhotra Jr. and Vikki Bartholomae all of whom are independent directors.

Relevant Education and Experience

Larry Klane, Age 60 – Director

Larry Klane is an independent director, co-founder of an investment firm and prior CEO and business leader of an array of wholesale and retail financial services businesses globally. In addition to his executive experience, Mr. Klane has served on nine corporate boards—four public boards (two in the United States and two in Asia) and five private boards (two in the United States, two in Europe and one in Canada). Mr. Klane currently serves on the boards of Goldman Sachs Bank USA and Navient Corporation (Nasdaq: NAVI). Previously, Mr. Klane served as Chairman of the Board and CEO of Korea Exchange Bank and as a Director of Aozora Bank, publicly traded banks in Korea and Japan respectively. Prior to leading Korea Exchange Bank, Mr. Klane served as President of the Global Financial Services division of Capital One Financial Corporation. Mr. Klane joined Capital One in 2000 to help lead the company’s transformation to a diversified financial services business. His responsibilities during his tenure included a broad range of consumer and business finance activities in the United States, Europe and Canada. He oversaw all merger and acquisition activities. Prior to Capital One, Mr. Klane was a Managing Director at Deutsche Bank and ran the Corporate Trust and Agency Services business acquired from Bankers Trust. Earlier in his career, Larry spent a decade in a variety of US and overseas consulting and strategy roles. Mr. Klane qualifies as a Qualified Financial Expert under SEC guidelines. In January 2014, Larry co-founded Pivot Investment Partners, a private investment firm focused on investing in a select set of high potential financial technology companies. Mr. Klane received his MBA from the Stanford Graduate School of Business and earned his undergraduate degree from Harvard College. In 2007, Mr. Klane was nominated by the President of the United States to sit on the Federal Reserve Board of Governors.

Tamir Poleg, Age 45 – CEO and Director

Tamir Poleg is the Co-Founder and CEO of Real since Real was founded in 2014. Prior to founding Real, Mr. Poleg founded and served as the Chief Executive Officer of Optimum RE Investments – a real estate company focused on multi-family investments and operations. Prior to shifting to real estate, Mr. Poleg served in executive sales and business development positions with several technology companies, focusing on wireless infrastructure development and deployment across multiple continents. With over 15 years of real estate experience, including serving as a construction manager, and 9 years of technology company experience, Mr. Poleg is considered an expert in real estate technology and a member of Forbes Real Estate Council. Mr. Poleg holds a bachelor’s degree in economics and several real estate related accreditations. Mr. Poleg is the sole director and officer of each of the Company’s subsidiaries.

Atul Malhotra Jr., Age 28 – Director

AJ Malhotra joined the Real team as a Director in December 2020. He is a Principal on the investment team at Insight Partners, a $30b+ global technology investor in New York City. He serves as a Board Member for multiple Insight portfolio companies. AJ received a BBA from the University of Michigan’s Stephen M. Ross School of Business, graduating with high distinction. While in college, he ran one of the largest undergraduate investment funds in the United States.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial period was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial period has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Charter

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Schedule “A” attached hereto.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors for the financial year ended December 31, 2020 are approximately as follows:

Financial Period	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
Ending
December 31, 2020	40,000(4)	Nil	30,000(4)	Nil
December 31, 2019	$8,503	Nil	Nil	Nil

Notes:

(1) “Audit Fees” includes fees for the performance of the annual audit and for accounting consultations on matters reflected in the financial statements.

(2) “Audit Related Fees” includes fees for assurance and related services, related to the performance of the review of the financial statements including “earn-in” audit work that are not reported under Audit Fees.

(3) “Tax Fees” includes the fees paid for tax compliance, tax planning and tax advice.

(4) This amount is reported in United States dollars, the currency used in the Company’s 2020 financial statements.

The Company is relying on the exemption provided in Section 6.1 of NI 52-110 as the Company is a “venture issuer”.

CORPORATE GOVERNANCE

National Policy 58-201 – Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 – Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices, which disclosure is set out below.

(a) Independence of Members of Board

There are five directors on the Board, of which Larry Klane, Guy Gamzu and Atul Malhotra Jr. are independent directors based upon the tests for independence set forth in National Instrument 52-110 – Audit Committees (“NI 52-110”). Tamir Poleg is not independent as he is a member of management of the Company. Laurence Rose is not independent because he was the former Chief Executive Officer and Chief Financial Officer of the Company prior to completion of the Qualifying Transaction.

(b) Management Supervision by Board

The Board has determined that the current constitution of the Board is appropriate for the Company’s current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members.

(c) Participation of Directors in Other Reporting Issuers

The following director of the Company presently holds a directorship in another reporting issuer as set out below:

Name	Name of	Exchange	Position	From	To
Reporting
Issuer
Larry Klane	Navient	NASDAQ	Director	May 2019	Present
Corporation

(d) Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

(a) information respecting the functioning of the Board, committees and copies of the Company’s corporate governance policies;

(b) access to recent, publicly filed documents of the Company; and

(c) access to management.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars. Board members have full access to the Company’s records.

(e) Ethical Business Conduct

The Board views good corporate governance and ethical business conduct as an integral component to the success of the Company and to meet responsibilities to its Shareholders. The Company has adopted a Code of Conduct to encourage and promote a culture of ethical business conduct. Additionally, the Company has implemented a Stock Trading Policy, which is designed to provide guidance to the directors, officers, consultants and employees of the Company and its subsidiaries with respect to stock trading.

(f) Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Pursuant to the Investors Rights Agreement, Insight Partners is permitted to nominate one Investor Director Designee to the Board so long as Insight Partners satisfies the Beneficial Ownership Requirement.

(g) Compensation of Directors and the CEO and CFO

The Compensation Committee has the responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the Compensation Committee reviews compensation paid to directors, CEOs and CFOs of companies of similar size and stage of development and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the Compensation Committee annually reviews the performance of the CEO and CFO in light of the Company’s objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

(h) Board Committees

In addition to its Audit Committee, the Board has a Compensation Committee comprised of Guy Gamzu (Chair), Laurence Rose and Tamir Poleg.

(i) Corporate Governance Committee

The primary responsibilities of the Corporate Governance Committee are to serve as a nominating committee for directors and officers, recommend committee structures, review director independence and compensation and assist the Board in reviewing the performance of the Board and the Chief Executive Officer.

(j) Assessments

The Corporate Governance Committee annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors, and reports from the Audit Committee respecting its own effectiveness. As part of the assessments, the Board or the committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are set forth in the accompanying Notice. These matters are described in more detail under the headings below.

1) Financial Statements

The audited financial statements of the Company for the year ended December 31, 2020 and the auditor’s report thereon will be received at the Meeting. The audited financial statements of the Company and the auditor’s report were delivered to each Shareholder who has formally requested a copy thereof as required pursuant to applicable laws and are available on SEDAR at www.sedar.com. No formal action will be taken at the Meeting to approve the financial statements.

2) Fixing the Number of Directors

The Company is required to have a minimum of three (3) directors. At the Meeting, Shareholders will be asked to fix the number of directors of the Company at six (6).

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed Instrument of Proxy intend to vote FOR the fixing of the number of directors of the Company at six (6).

3) Election of Directors

Under the Articles of the Company, directors of the Company are elected annually. Each director will hold office until the next annual general meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the Articles.

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed Instrument of Proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee’s name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the person(s) designated by management of the Company in the enclosed Instrument of Proxy, in their discretion, in favour of another nominee.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director of the Company, all positions and offices in the Company presently held by such nominees, the nominees’ municipality and country of residence, principal occupation at the present time, the period during which the nominees have served as directors, and the number and percentage of Common Shares currently beneficially owned by the nominees, directly or indirectly, or over which control or direction is exercised.

Name and Place of	Principal Occupation for	Became Director	Number and Percentage of
Residence	Past Five (5) Years		Common Shares
			Beneficially Owned or
			Controlled(1)
Tamir Poleg(2)(3)	Chief Executive Officer,	June 5, 2020	9,578,850
Tel Aviv, Israel	Real Technology Broker		(6.68%)
	Ltd.
Guy Gamzu(3)(4)	Investor	June 5, 2020	17,920,830
Tel Aviv, Israel			(12.50%)(3)
Larry Klane(2)(5)	Partner, Pivot Investment	June 5, 2020	4,575,164
Westport, Connecticut	Partners		(3.19%)(4)
Laurence Rose(6)	Chairman & CEO,	February 28, 2018	2,274,672
Toronto, Ontario	Tradelogiq Markets Inc.		(1.59%)(5)
Atul Malhotra Jr.(2)(3)	Principal, Insight Partners	December 2, 2020	0(7)
New York, NY			0%
Vikki Bartholomae	Franchise Owner, Wild	N/A	0
Winter Garden, Florida	Birds Unlimited; Chief		0%
	Customer Success
	Officer, Side; President
	and Director of Expansion,
	eXp Realty
Notes:

(1) Based on 143,334,243 Common Shares issued and outstanding as at the date hereof.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee

(4) Comprised of 16,660,455 Common Shares held by Cubit Investments Ltd., a company beneficially owned by Mr. Gamzu and 1,260,375 Common Shares held by Mr. Gamzu personally.

(5) Held by Poom Holdings LLC, a company beneficially owned by Mr. Klane.

(6) Comprised of 2,246,772 Common Shares held by Held by Matchpoint Capital Inc., a company beneficially owned by Mr. Rose and 27,900 Common Shares held my Mr. Rose personally.

(7) Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement. Insight Partners holds 17,286,842 preferred units (“Preferred Units”) of Real PIPE, LLC, a subsidiary of the Company, which are exchangeable for Common Shares, and 17,286,842 share purchase warrants of the Company (“Warrants”), which are exercisable for Common Shares. Mr. Malhotra is a Principal on the investment team at Insight Partners and disclaims beneficial ownership of Preferred Units and Warrants the held by Insight Partners.

Biographical information regarding the proposed directors is set out below.

Tamir Poleg, Age 45 – Chairman, Chief Executive Officer and Director

Tamir Poleg is the Co-Founder and CEO of Real Technology Broker Ltd. (“Real Technology”) since it was founded in 2014. Prior to founding Real Technology, Mr. Poleg founded and served as the Chief Executive Officer of Optimum RE Investments – a real estate company focused on multi-family investments and operations. Prior to shifting to real estate, Mr. Poleg served in executive sales and business development positions with several technology companies, focusing on wireless infrastructure development and deployment across multiple continents. With over 15 years of real estate experience, including serving as a construction manager, and 9 years of technology company experience, Mr. Poleg is considered an expert in real estate technology and a member of Forbes Real Estate Council. Mr. Poleg holds a bachelor’s degree in economics and several real estate related accreditations. Mr. Poleg is the sole director and officer of each of Real’s subsidiaries.

Larry Klane, Age 60 – Director

Larry Klane is an independent director, co-founder of an investment firm and prior CEO and business leader of an array of wholesale and retail financial services businesses globally. In addition to his executive experience, Mr. Klane has served on nine corporate boards—four public boards (two in the United States and two in Asia) and five private boards (two in the United States, two in Europe and one in Canada). Mr. Klane currently serves on the boards of Goldman Sachs Bank USA and Navient Corporation (Nasdaq: NAVI). Previously, Mr. Klane served as Chairman of the Board and CEO of Korea Exchange Bank and as a Director of Aozora Bank, publicly traded banks in Korea and Japan respectively. Prior to leading Korea Exchange Bank, Mr. Klane served as President of the Global Financial Services division of Capital One Financial Corporation. Mr. Klane joined Capital One in 2000 to help lead the company’s transformation to a diversified financial services business. His responsibilities during his tenure included a broad range of consumer and business finance activities in the United States, Europe and Canada. He oversaw all merger and acquisition activities. Prior to Capital One, Mr. Klane was a Managing Director at Deutsche Bank and ran the Corporate Trust and Agency Services business acquired from Bankers Trust. Earlier in his career, Larry spent a decade in a variety of US and overseas consulting and strategy roles. Mr. Klane qualifies as a Qualified Financial Expert under SEC guidelines. In January 2014, Larry co-founded Pivot Investment Partners, a private investment firm focused on investing in a select set of high potential financial technology companies. Mr. Klane received his MBA from the Stanford Graduate School of Business and earned his undergraduate degree from Harvard College. In 2007, Mr. Klane was nominated by the President of the United States to sit on the Federal Reserve Board of Governors.

Guy Gamzu, Age 54 – Director

Guy Gamzu founded and has served as the Chairman of Cubit Investments Ltd., a privately owned investment company specializing in early stage venture finance since 1998 and serves as a director and chairman of a number of private technology companies.

Laurence Rose, Age 51 – Director

Laurence Rose serves as Chairman of Omega ATS Inc. and is President of private investment firm Matchpoint Financial Corp. Mr. Rose spent over eleven years at global investment bank Cantor Fitzgerald where his responsibilities included executive oversight of a number of business units, joint ventures, and investments. He served as Chairman, President and Chief Executive Officer of Cantor Fitzgerald Canada Corporation and Senior Managing Director of Cantor Fitzgerald & Co. Prior to joining Cantor Fitzgerald, Mr. Rose was founder and CEO of CollectiveBid Systems Inc. and its wholly-owned investment dealer subsidiary, CBID Markets Inc., which launched Canada’s first Alternative Trading System (ATS). With over twenty-five years’ experience in the capital markets and technology sectors, his professional experience also includes positions with RBC Dominion Securities Inc., Dow Jones Markets Inc. and Bridge Information Systems. Mr. Rose serves on a number of Boards of both corporate and non-profit organizations.

Atul Malhotra Jr., Age 28 – Director

AJ Malhotra joined the Real team as a Director in December 2020. He is a Principal on the investment team at Insight Partners, a $30b+ global technology investor in New York City. He serves as a Board Member for multiple Insight portfolio companies. AJ received a BBA from the University of Michigan’s Stephen M. Ross School of Business, graduating with high distinction. While in college, he ran one of the largest undergraduate investment funds in the United States.

Vikki Bartholomae, Age 50 – Director

Vikki Batholomae joined Real’s board of advisors in January 2021 to continue her service to real estate agents. A recognized industry leader, she previously served as Chief of Agent Success at Side and President at eXp Realty, where she helped the company grow from 500 agents to 15,000 agents in three years. Vikki also worked as team leader and agent throughout her career with Tarbell Realtors, Disney Vacation Development and Keller Williams. She has extensive experience coaching real estate agents. Recently, Vikki and her husband embarked on a new adventure, launching Wild Bird Unlimited, a bricks- and-mortar store in Orlando.

Corporate Cease Trade Orders or Bankruptcies

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(b) was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No person proposed to be nominated for election as a director at the Meeting is or has, within the preceding ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

3) Appointment of Auditors

Brightman Almagor Zohar & Co. (a firm in the Deloitte Global Network) will be nominated at the Meeting for appointment as auditors of the Company to hold office until the next annual general meeting of Shareholders. There were no “reportable events” as such term is defined under NI 51-102.

Brightman Almagor Zohar & Co. was first appointed as auditor of the Company on June 8, 2020.

At the Meeting, the Shareholders will be requested to appoint Brightman Almagor Zohar & Co. as auditors of the Company to hold office until the next annual general meeting of Shareholders.

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the appointment of Brightman Almagor Zohar & Co., (a firm in the Deloitte Global Network) as auditors of the Company, to hold office until the close of the next annual general meeting of shareholders, at such remuneration as may be fixed by the directors of the Company.

ADDITIONAL INFORMATION

Additional information about the Company is located on SEDAR at www.sedar.com. Financial information is provided in the Company’s financial statements and Management’s Discussion and Analysis (“MD&A”) for the financial year ended December 31, 2020, which were filed on SEDAR.

Under National Instrument 51-102 Continuous Disclosure Obligations, any person or company who wishes to receive interim financial statements from the Company may deliver a written request for such material to the Company or the Company’s agent, together with a signed statement that the persons or company is the owner of securities of the Company. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed mail card, together with the completed Instrument of Proxy, in the addressed envelope provided, to the Company’s registrar and Transfer Agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. The Company will maintain a supplemental mailing list of persons or companies wishing to receive interim financial statements.

Shareholders may contact the Company to request copies of the financial statements and MD&A by writing to the Company’s CFO, Michelle Ressler, at the following address:

THE REAL BROKERAGE INC.

133 Richmond Street West, Suite 302

Toronto, Ontario

M5H 2L3

DIRECTORS APPROVAL

The contents of this Management Information Circular and the sending thereof to the Shareholders of the Company have been approved by the Board.

Dated March 17, 2021
(signed) “Tamir Poleg”

Tamir Poleg
Chief Executive Officer

SCHEDULE "A"

THE REAL BROKERAGE INC.

(THE “CORPORATION”)

AUDIT COMMITTEE CHARTER

(a) Mandate

The primary function of the Audit Committee is to assist the board of directors (the “Board”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation’s systems of internal controls regarding finance and accounting and the Corporation’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:

(i) Serve as an independent and objective party to monitor the Corporation’s financial reporting and internal control system and review the Corporation’s financial statements.

(ii) Review and appraise the performance of the Corporation’s external auditors.

(iii) Provide an open avenue of communication among the Corporation’s auditors, financial and senior management and the Board.

(b) Composition

The Audit Committee shall be comprised of three directors as determined by the Board, the majority of whom shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

At least one member of the Audit Committee shall have accounting or related financial management expertise. All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation’s financial statements.

The members of the Audit Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

(c) Meetings

The Audit Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

(d) Responsibilities and Duties

(i) Documents/Reports Review

       To fulfill its responsibilities and duties, the Audit Committee shall:

(A) Review and update this Charter annually.

(B) Review the Corporation’s financial statements, MD&A, any annual and interim earnings and press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

(ii) External Auditors

(A) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board and the Audit Committee as representatives of the shareholders of the Corporation.

(B) Obtain annually, a formal written statement of the external auditors setting forth all relationships between the external auditors and the Corporation, consistent with Independence Standards Board Standard 1.

(C) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(D) Take, or recommend that the full Board take appropriate action to oversee the independence of the external auditors.

(E) Recommend to the Board the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(F) At each meeting of the Audit Committee, consult with the external auditors, without the presence of management, about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation’s financial statements.

(G) Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

(H) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(I) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation’s external auditor. The pre-approval requirement is waived with respect to the provision of non-audit services provided;

(I) the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent of the total amount of fees paid by the Corporation to its external auditor during the fiscal year in which the non-audit services are provided;

(II) such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(III) such services are promptly brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by one or more members of the Audit Committee to whom authority to grant such approvals has been delegated by the Audit Committee.

Provided the pre-approval of the non-audit services is presented to the Audit Committee’s first scheduled meeting following such approval, such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

(e) Financial Reporting Processes

(i) In consultation with the external auditor, review with management the integrity of the Corporation’s financial reporting process, both internal and external.

(ii) Consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

(iii) Consider and approve, if appropriate, changes to the Corporation’s auditing and accounting principles and practices as suggested by the external auditor and management.

(iv) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments.

(v) Following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(vi) Review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements.

(vii) Review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(viii) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(ix) Review the certification process.

(x) Establish a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(f) Other

Review any related-party transactions.